FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                             As of November 9, 2006



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F [X] Form 40-F []

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of
                                     1934.

                                     Yes [] No [X]


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2006 third quarter results.


                  Tenaris Announces 2006 Third Quarter Results

    The financial and operational information contained in this press release is based on consolidated condensed interim financial statements prepared in accordance with International Financial
Reporting Standards (IFRS) and presented in U.S. dollars.

    Business Editors

    LUXEMBOURG--(BUSINESS WIRE)--Nov. 8, 2006--Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN) ("Tenaris") today announced its results for the third quarter ended September 30, 2006 with comparison to its results for the third quarter ended September 30, 2005.

    Summary of 2006 Third Quarter Results



(Comparison with second quarter of 2006 and third quarter of 2005)

                                     Q3 2006    Q2 2006      Q3 2005
Net sales (US$ million)              1,922.5 1,962.3  (2%) 1,640.4 17%
Operating income (US$ million)         695.8   692.8    0%   475.2 46%
Net income (US$ million)(1)            510.0   495.8    3%   350.9 45%
Shareholders' net income (US$
 million)                              479.1   471.8    2%   318.9 50%
Earnings per ADS (US$)(2)               0.81    0.80    2%    0.54 50%
Earnings per share (US$)                0.41    0.40    2%    0.27 50%
EBITDA (US$ million)                   752.0   747.9    1%   528.1 42%
EBITDA margin (% of net sales)            39%     38%           32%

(1) As required by IAS 1 (revised) as from January 1, 2005 the income for the period disclosed in the income statement does not show minority interest. Earnings per share continue to be calculated on the net income attributable solely to the equity holders of Tenaris.

(2) As of April 26, 2006, the ratio of ADSs to ordinary shares was changed from 1:10 to 1:2. Earnings per ADS are stated using the new ratio.


    Global demand from the oil and gas industry for our OCTG and line pipe products remained strong throughout the quarter led by growing demand for TenarisBlue(R) products in the Middle East and Africa. Oil and gas drilling activity and demand for our products and services continue to expand in this region which holds the majority of the world's known reserves. Earnings per share rose 50% year on year and matched that of the second quarter notwithstanding annual maintenance shutdowns in Europe and Canada coinciding with the holiday season. Free cash flow (net cash provided by operations less capital expenditures) was US$465.1 million and our net cash position increased to US$554.5 million at September 30 just prior to the payment of the Maverick acquisition.

    Market Background and Outlook

    Oil and gas companies continue to increase their exploration and production spending in response to sustained high oil and gas prices, declining production at mature fields and projected increases in global demand for oil and gas. This is resulting in increased drilling activity and demand for our seamless OCTG products in most markets worldwide. The Canadian and US markets are more sensitive than other markets to natural gas prices and in Canada there was a slowdown in natural gas drilling activity, particularly in less productive shallow wells, during the latter half of the quarter following declines in North American natural gas prices.

    The international count of active drilling rigs, as published by Baker Hughes excluding, for comparative purposes, the rig count in Iran and Sudan, averaged 941 during the third quarter of 2006, an increase of 10% compared to the same quarter of the previous year and an increase of 3% compared to the second quarter of 2006. The corresponding percentage year on year quarterly rig count in the Canadian markets showed a decline of 1% and that of the US market showed an increase of 20%.

    Favorable market conditions for our products and relatively stable raw material and energy costs have allowed us to record year on year sales growth and improvements in gross margins for our seamless pipe products in the year to date. Raw material and energy costs rose slightly during the third quarter and are expected to rise again in the fourth quarter but we expect to maintain a similar level of gross margin on our seamless pipe products during the fourth quarter.

    Demand for our welded pipe products, which has been weak during the past three quarters following gas pipeline project delays in Brazil and Argentina, is expected to recover in the fourth quarter and rebound strongly in 2007 following the receipt of orders for the 1,000 km GASCAV phase of the GASENE project in Brazil and the 1,100 km loops expansion project for the TGN and TGS pipeline networks in Argentina. Deliveries for these two projects will take place throughout 2007.

    Acquisition of Maverick

    On October 5, 2006, we acquired Maverick Tube Corporation, a leading North American producer of welded OCTG, line pipe and coiled tubing for use in oil and natural gas wells with pipe manufacturing facilities in the United States, Canada and Colombia. The value of the transaction was US$3,185 million including Maverick's net debt. Prior to our acquisition, Maverick, for the first six months of 2006, reported shipments of 735,000 short tons, net revenues of US$1,027.0 million and net income of US$124.6 million under US GAAP. Tenaris will consolidate Maverick's balance sheet and results of operations in its consolidated financial statements beginning on the fourth quarter of 2006.



Analysis of 2006 Third Quarter Results

(metric tons)
      Sales volume         Q3 2006     Q3 2005   Increase/(Decrease)
North America              163,000    198,000           (18%)
Europe                     159,000    140,000            14%
Middle East & Africa       202,000    149,000            36%
Far East & Oceania         80,000      92,000           (13%)
South America              105,000    104,000             1%
Total seamless pipes       709,000    682,000             4%
Welded pipes               69,000     124,000           (44%)
Total steel pipes          778,000    806,000            (3%)


    Sales volume of seamless pipes increased by 4% to 709,000 tons in the third quarter of 2006 from 682,000 tons in the same period of 2005. We recorded a substantial increase in sales volume in the Middle East and Africa reflecting higher oil and gas drilling activity and strong demand for our OCTG products in the Middle East and North Africa. Sales in North America were affected primarily by lower drilling activity in Mexico and lower sales of line pipe for Gulf of Mexico deepwater and process and power plant customers in the USA. Sales in Europe increased due to higher sales of line pipe products to process and power plant customers.

    Sales volumes of welded pipes decreased by 44% to 69,000 tons in the third quarter of 2006 from 124,000 tons in the same period of 2005. The decrease in sales was due to substantially reduced demand for welded pipes for gas pipeline projects in Brazil and Argentina.



(US$ million)
        Net sales          Q3 2006    Q3 2005   Increase/(Decrease)
Seamless pipes              1,579.6    1,253.9          26%
Welded pipes(a)               117.6      221.0         (47%)
Energy                        119.9      106.4          13%
Others                        105.4       59.1          78%
Total                       1,922.5    1,640.4          17%
(a) Includes other metallic products produced by Confab, our Brazilian welded pipe subsidiary


    Net sales in the quarter ended September 30, 2006 increased 17% to US$1,922.5 million, compared to US$1,640.4 million in the corresponding quarter of 2005. Net sales of seamless pipes rose by 26% as the average selling price for our seamless pipe products rose 21% compared to the corresponding quarter of 2005, reflecting increased sales of premium OCTG products and higher selling prices for most of our products. Net sales of welded pipes, which included US$23 million in sales of other metallic products in the third quarter of 2006 and US$18 million of such sales in the third quarter of 2005, fell by 47% due primarily to the decline in sales volume. Net sales of energy rose by 13% due to higher Italian gas and electric energy prices and the revaluation of the euro against the US dollar. Net sales of other goods and services increased 78% due primarily to higher sales of pre-reduced hot briquetted iron from our plant in Venezuela.



(percentage of net sales)
Cost of sales            Q3 2006      Q3 2005
Seamless pipes                    45%          53%
Welded pipes                      75%          69%
Energy                            98%         100%
Others                            65%          63%
Total                             51%          59%


    Cost of sales, expressed as a percentage of net sales, decreased to 51% in the third quarter of 2006, compared to 59% in the same period of 2005 reflecting higher gross margins on our sales of seamless pipe products and a higher proportion of seamless pipe sales in total sales. Cost of sales for seamless pipe products, expressed as a percentage of net sales, decreased to 45% in the third quarter of 2006 compared to 53% in the same period of 2005 reflecting product repositioning efforts towards higher margin products and increased selling prices for our products. Cost of sales for welded pipe products, expressed as a percentage of net sales, increased to 75% in the third quarter of 2006 compared to 69% in the same period of 2005 reflecting the impact of an increased proportion of lower-margin export sales in the sales mix.

    Selling, general and administrative expenses, or SG&A, increased slightly as a percentage of net sales to 12.8% in the quarter ended September 30, 2006 compared to 12.6% in the corresponding quarter of 2005 due primarily to higher labor costs and higher commissions, freight and other selling expenses reflecting higher export sales of welded pipes.

    Net financial expense was US$3.7 million in the third quarter of 2006, compared to US$5.1 million in the same period of 2005. A loss of US$5.7 million on net foreign exchange transactions and changes in fair value of derivative instruments was partially offset by net interest income of US$2.2 million.

    Equity in earnings of associated companies generated a gain of US$29.7 million in the third quarter of 2006, compared to a gain of US$26.5 million in the third quarter of 2005. The gain in the third quarter of 2006 was derived mainly from our 11.5% equity shareholding in Ternium and the gain in the third quarter of 2005 was derived mainly from our prior investment in Sidor.

    Income tax charges totalled US$211.7 million in the third quarter of 2006, equivalent to 31% of income before equity in earnings of associated companies and income tax and included the benefit of a favorable tax judgment in Mexico in the amount of US$5.6 million.

    Income attributable to minority interest amounted to US$30.9 million in the third quarter of 2006, compared to US$32.0 million in the corresponding quarter of 2005 as an improvement in operating and financial results at our NKKTubes and Matesi subsidiaries largely offset weaker operating and financial results at our Confab subsidiary.

    Cash Flow and Liquidity

    Net cash provided by operating activities during the third quarter of 2006 was US$598.1 million. Working capital increased by US$31.1 million during the third quarter mainly due to an increase in inventories which was partially compensated by an increase in customer advances. Inventories increased by US$118.0 million primarily reflecting raw material cost increases and an increase in inventories of finished goods at the end of the period. Customer advances increased by US$83.6 million primarily reflecting the increase in our welded pipe backlog.

    Capital expenditures increased to US$133.0 million for the third quarter of 2006 compared to US$62.8 million in the third quarter of 2005 reflecting the ongoing implementation of our program to increase capacity for high-end products.

    Our net cash position (cash and cash equivalents and other current investments less borrowings) increased by US$472.3 million during the third quarter and amounted to US$554.5 million at September 30, 2006 compared to net debt of US$183.0 million at December 31, 2005. Total financial debt was US$875.3 million at September 30, 2006 compared to US$1,010.3 million at December 31, 2005. On October 5, 2006 we borrowed an additional US$2.68 billion in connection with our Maverick acquisition.

    Analysis of 2006 Nine Months Results

    Net income attributable to equity holders of the Company during the first nine months of 2006 was US$1,370.6 million, or US$1.16 per share (US$2.32 per ADS), or 24% of net sales, which compares with net income attributable to equity holders of the Company during the first nine months of 2005 of US$896.6 million, or US$0.76 per share (US$1.52 per ADS), or 19% of net sales. Operating income was US$1,989.5 million, or 35% of net sales, compared to US$1,371.5 million, or 28% of net sales. Operating income plus depreciation and amortization was US$2,155.5 million, or 38% of net sales, compared to US$1,528.2 million, or 32% of net sales.



(metric tons)
        Sales volume           9M 2006    9M 2005  Increase/(Decrease)
North America                  549,000    651,000         (16%)
Europe                         531,000    484,000          10%
Middle East & Africa           561,000    378,000          48%
Far East & Oceania             242,000    292,000         (17%)
South America                  305,000    328,000         (7%)
Total seamless pipes         2,188,000  2,132,000          3%
Welded pipes                   217,000    392,000         (45%)
Total steel pipes            2,405,000  2,523,000         (5%)




(US$ million)
      Net sales          9M 2006   9M 2005  Increase/(Decrease)
Seamless pipes           4,657.5   3,667.0          27%
Welded pipes(b)            362.5     636.8         (43%)
Energy                     403.7     362.6          11%
Others                     244.2     171.1          43%
Total                    5,667.9   4,837.6          17%
(b) Includes other metallic products produced by Confab, our Brazilian welded pipe subsidiary


    Net sales in the nine months ended September 30, 2006 increased 17% to US$5,667.9 million, compared to US$4,837.6 million in the corresponding nine months of 2005. Net sales of seamless pipes rose by 27%, due primarily to higher sales of high-end products and higher selling prices for all products. Net sales of welded pipes, which included US$47 million of other metallic products in the first nine months of 2006 and US$47 million of such sales in the first nine months of 2005, fell by 43% due to the decline in sales for gas pipeline projects in Brazil and Argentina. Net sales of energy rose by 11% due to higher Italian gas and electric energy prices. Net sales of other goods and services increased 43% due to higher sales of pre-reduced hot briquetted iron from our plant in Venezuela.




(percentage of net sales)
Cost of sales                 9M 2006     9M 2005
Seamless pipes                     46%         54%
Welded pipes                       72%         67%
Energy                             97%         98%
Others                             69%         61%
Total                              52%         59%


    Cost of sales, expressed as a percentage of net sales, decreased to 52% in the first nine months of 2006, compared to 59% in the same period of 2005 reflecting higher gross margins on our sales of seamless pipe products and a higher proportion of seamless pipe sales in total sales. Cost of sales for seamless pipe products, expressed as a percentage of net sales, decreased to 46% in the first nine months of 2006 compared to 54% in the same period of 2005 reflecting a higher proportion of higher-margin, high-end products in the product mix and higher selling prices for our products. Cost of sales for welded pipe products, expressed as a percentage of net sales, increased to 72% in the first nine months of 2006 compared to 67% in the same period of 2005 reflecting the impact of an increased proportion of lower-margin export sales in the sales mix.

    Selling, general and administrative expenses, or SG&A, remained stable as a percentage of net sales at 12.6% in the nine months ended September 30, 2006 compared to 12.5% in the corresponding nine months of 2005.

    Net financial income was US$10.9 million in the first nine months of 2006, compared to a net financial expense of US$89.6 million in the same period of 2005. Net interest income was US$1.5 million in the first nine months of 2006 compared to a net interest expense of US$24.7 million in the same period of 2005, primarily reflecting changes in the net debt position. A gain of US$9.3 million on net foreign exchange transactions and changes in fair value of derivative instruments was recorded in the first nine months of 2006, compared to a loss of US$70.2 million during the first nine months of 2005. These gains and losses on net foreign exchange transactions and changes in fair value of derivative instruments are to a large extent offset by changes to our net equity position and arise due to the fact that many of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.

    Equity in earnings of associated companies generated a gain of US$76.7 million in the first nine months of 2006, compared to a gain of US$94.9 million in the first nine months of 2005. The gain in the first nine months of 2006 was derived mainly from our 11.5% equity shareholding in Ternium and the gain in the first nine months of 2005 was derived mainly from our prior investment in Sidor.

    Income tax charges totalled US$629.7 million in the first nine months of 2006, equivalent to 31% of income before equity in earnings of associated companies and income tax.

    Income attributable to minority interest was US$76.8 million in the first nine months of 2006, compared to US$75.9 million in the first nine months of 2005 as better operating and financial results at our NKKTubes subsidiary were largely offset by weaker operating and financial results at our Confab subsidiary.

    Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.



Consolidated condensed interim income statement

                            Three-month period    Nine-month period
                             ended September 30,  ended September 30,
                            ------------------------------------------
(all amounts in thousands
 of U.S. dollars)             2006      2005       2006       2005
                            ------------------------------------------
                                           (Unaudited)
Net sales                   1,922,491 1,640,385  5,667,908  4,837,623
Cost of sales                (982,487) (962,929)(2,974,015)(2,871,831)
                            ------------------------------------------
Gross profit                  940,004   677,456  2,693,893  1,965,792
Selling, general and
 administrative expenses     (246,506) (205,937)  (712,882)  (603,530)
Other operating income, net     2,274     3,696      8,465      9,265
                            ------------------------------------------
Operating income              695,772   475,215  1,989,476  1,371,527
Financial income
 (expenses), net               (3,743)   (5,141)    10,918    (89,591)
                            ------------------------------------------
Income before equity in
 earnings of associated
 companies and income tax     692,029   470,074  2,000,394  1,281,936
Equity in earnings of
 associated companies          29,653    26,502     76,725     94,944
                            ------------------------------------------
Income before income tax      721,682   496,576  2,077,119  1,376,880
Income tax                   (211,726) (145,678)  (629,709)  (404,392)
                            ------------------------------------------
Income for the period         509,956   350,898  1,447,410    972,488

Attributable to:
Equity holders of the
 Company                      479,105   318,897  1,370,564    896,587
Minority interest              30,851    32,001     76,846     75,901
                            ------------------------------------------
                              509,956   350,898  1,447,410    972,488
                            ------------------------------------------




Consolidated condensed interim balance sheet
(all amounts in thousands
 of U.S. dollars)          At September 30, 2006 At December 31, 2005
                           --------------------- ---------------------
                                 (Unaudited)
ASSETS
Non-current assets
  Property, plant and
   equipment, net          2,403,926             2,230,038
  Intangible assets, net     165,673               159,099
  Investments in
   associated companies      392,011               257,234
  Other investments           27,473                25,647
  Deferred tax assets        248,032               194,874
  Receivables                 39,310  3,276,425     65,852  2,932,744
                           ----------            ----------

Current assets
  Inventories              1,668,723             1,376,113
  Receivables and
   prepayments               192,433               143,282
  Current tax assets         144,307               102,455
  Trade receivables        1,438,470             1,324,171
  Other investments          134,651               119,907
  Cash and cash
   equivalents             1,295,184  4,873,768    707,356  3,773,284
                           ---------- ---------- ---------- ----------

Total assets                          8,150,193             6,706,028

EQUITY
Capital and reserves
 attributable to the
 Company's equity holders
  Share capital            1,180,537             1,180,537
  Legal reserves             118,054               118,054
  Share premium              609,733               609,733
  Currency translation
   adjustments               (29,371)              (59,743)
  Other reserves              28,835                 2,718
  Retained earnings        2,822,834  4,730,622  1,656,503  3,507,802
                           ----------            ----------

Minority interest                       328,255               268,071
                                      ----------            ----------
Total equity                          5,058,877             3,775,873
                                      ----------            ----------

LIABILITIES
Non-current liabilities
  Borrowings                 554,094               678,112
  Deferred tax liabilities   361,974               353,395
  Other liabilities          163,582               154,378
  Provisions                  80,079                43,964
  Trade payables                 521  1,160,250      1,205  1,231,054
                           ----------            ----------

Current liabilities
  Borrowings                 321,217               332,180
  Current tax liabilities    463,448               452,534
  Other liabilities          187,524               138,875
  Provisions                   9,037                36,945
  Customer advances          180,381               113,243
  Trade payables             769,459  1,931,066    625,324  1,699,101
                           ---------- ---------- ---------- ----------

Total liabilities                     3,091,316             2,930,155
                                      ----------            ----------

Total equity and
 liabilities                          8,150,193             6,706,028




Consolidated condensed interim cash flow statement
                                Three-month period Nine-month period
                                 ended September     ended September
                                        30,                30,
                                ------------------ -------------------
 (all amounts in thousands of
  U.S. dollars)                   2006     2005      2006      2005
                                ------------------ -------------------
                                              (Unaudited)
Cash flows from operating
 activities
Income for the period            509,956  350,898  1,447,410  972,488
Adjustments for:
Depreciation and amortization     56,218   52,911    166,008  156,654
Income tax accruals less
 payments                         92,107   68,669      1,947  104,425
Equity in earnings of associated
 companies                       (29,653) (26,502)   (76,725) (94,944)
Interest accruals less payments,
 net                               2,920   (3,204)     1,456    3,006
Income from disposal of
 investment                            -        -     (6,933)       -
Changes in provisions              2,676    2,213      8,207     (423)
Proceeds from Fintecna
 arbitration award net of BHP
 settlement                            -        -          -   66,594
Changes in working capital       (31,113)  32,730   (250,654)(301,376)
Other, including currency
 translation adjustment           (5,025)   8,570     21,447   25,549
                                ------------------ -------------------
Net cash provided by operating
 activities                      598,086  486,285  1,312,163  931,973
                                ------------------ -------------------

Cash flows from investing
 activities
Capital expenditures            (132,976) (62,794)  (302,077)(194,428)
Acquisitions of subsidiaries        (718)     (72)   (39,828) (48,002)
Convertible loan to associated
 companies                             -  (39,944)         -  (39,944)
Proceeds from disposal of
 property, plant and equipment
 and intangible assets            13,180    2,523     16,568    5,413
Dividends and distributions
 received from associated
 companies                             -   18,009          -   59,127
Changes in restricted bank
 deposits                          1,400      426      2,027   10,060
Reimbursement from trust funds         -        -          -  119,666
Investments in short terms
 securities                      161,786 (144,659)   (14,744)(144,659)
                                ------------------ -------------------
Net cash (used in) provided by
 investing activities             42,672 (226,511)  (338,054)(232,767)
                                ------------------ -------------------




Cash flows from financing activities
Dividends paid                     -         -   (204,233)   (199,511)
Dividends paid to minority
 interest in subsidiaries     (3,620)   (5,194)   (19,621)     (7,924)
Proceeds from borrowings      59,282   130,167    293,845     775,930
Repayments of borrowings    (173,169) (284,759)  (443,328) (1,019,006)
                           ---------- --------- ---------- -----------
Net cash used in financing
 activities                 (117,507) (159,786)  (373,337)   (450,511)
                           ---------- --------- ---------- -----------
Increase in cash and cash
 equivalents                 523,251    99,988    600,772     248,695

Movement in cash and cash
 equivalents
At beginning of the period   752,259   430,284    680,591     293,824
Effect of exchange rate
 changes                         902     1,190     (4,951)    (11,057)
Increase in cash and cash
 equivalents                 523,251    99,988    600,772     248,695
At September 30,           1,276,412   531,462  1,276,412     531,462




Cash and cash equivalents               At September 30,
                              2006        2005      2006       2005
Cash and bank deposits       1,295,184   567,773  1,295,184   567,773
Bank overdrafts                (18,751)  (32,871)   (18,751)  (32,871)
Restricted bank deposits           (21)   (3,440)       (21)   (3,440)
                             1,276,412   531,462  1,276,412   531,462

    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 9, 2006



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary